UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                EASY ENERGY, INC.
                                -----------------
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   27785B 109
                                 --------------
                                 (CUSIP Number)

                                December 31, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)
     [ ]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 2 of 5 Pages
--------------------                                           -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Guy Ofir
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Mr. Ofir is a citizen of Israel
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    22,149,153* **
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     -0-
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       22,149,153* **
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    -0-
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   22,149,153* ** shares
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   23.0%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

----------
* Includes 425,000 shares to which Mr. Ofir disclaims beneficial ownership. On October 28, 2009, the issuer rescinded 425,000 shares previously issued pursuant to a consulting arrangement with a third party and such rescinded shares were subsequently registered in the name of Mr. Ofir subject to the issuer making a decision with regard to their disposition.

** Does not include 4,865,800 shares held by Mr. Ofir's wife, to which Mr. Ofir disclaims beneficial ownership.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 3 of 5 Pages
--------------------                                           -----------------

ITEM 1(A) NAME OF ISSUER:

          Easy Energy, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          26 Haga'aton Blvd., Nahariya, Israel 22440.

ITEM 2(A) NAME OF PERSON FILING:

          Guy Ofir

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          26 Haga'aton Blvd., Nahariya, Israel 22440.

ITEM 2(C) CITIZENSHIP:

          Israel

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.00001, per share

ITEM 2(E) CUSIP NUMBER:

          27785B 109

ITEM 3 IF THIS STATEMENT IS BEING FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

          Not applicable.

     (a) [ ] Broker or dealer registered under Section 15 of the Act.
     (b) [ ] Bank as defined in section 3(a)(6) of the Act.
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
     (e) [ ] An investment adviser in accordance with ss.240.13(d)-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
             Act of 1940.
     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 4 of 5 Pages
--------------------                                           -----------------

ITEM 4. OWNERSHIP

     (a)  Amount beneficially owned: 22,149,153* **

     (b)  Percent of class: 23.0%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote: 22,149,153* **

          (ii)  Shared power to vote or direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of:
                22,149,153* **

          (iv)  Shared power to dispose or to direct the disposition of: -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

----------
* Includes 425,000 shares to which Mr. Ofir disclaims beneficial ownership. On October 28, 2009, the issuer rescinded 425,000 shares previously issued pursuant to a consulting arrangement with a third party and such rescinded shares were subsequently registered in the name of Mr. Ofir subject to the issuer making a decision with regard to their disposition.

** Does not include 4,865,800 shares held by Mr. Ofir's wife, to which Mr. Ofir disclaims beneficial ownership.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 5 of 5 Pages
--------------------                                           -----------------

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

Item 10. Certification.

(a)  Not applicable.

(b)  Not applicable.

(c)  Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

                                    /s/ Guy Ofir
                                    ------------------------
                                    Guy Ofir
                                    (Name)